UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  January, 2010

Commission File Number 000-53879

Ore-More Resources Inc.
(Translation of registrant’s name into English)

1530-9th Ave S.E.,
Calgary, Alberta T2G 0T7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20F      X      Form 40F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.   Yes _____ No   X

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

Entry into Material Definitive Agreements and Acquisition of Assets

On January 25, 2010, Ore-More Resources Inc. (the “Company”) finalized a share purchase agreement between the Company and Kodiak Energy Inc. (“Kodiak”) whereby the Company agreed to purchase from Kodiak  a total of 8,461,549  shares of the common stock of Cougar Energy, Inc. (“Cougar”) held by Kodiak.  The share purchase agreement calls for the Company to issue a total of 1.5 shares of common stock for each share of Cougar tendered by Kodiak, therefore the Company will issue a total of 12,692,324 shares of common stock.  As further consideration for the acquisition of the Cougar shares, the Company will forgive all current indebtedness owed to the Company by Kodiak and guaranteed by Cougar Energy, Inc., in the amount of $1,296,889.    As well, a condition of the agreement is the cancellation of a total of 12,200,000 restricted common shares of the Company, currently held by a shareholder of the Company, who has been agreed to the cancellation of these shares in order to allow the Company to pursue this business opportunity.   The agreement further calls for the appointment of Bill Tighe and Glenn Watt to the Board of Directors of the Company.  Closing is to take place on or before March 31, 2010.

Election of Directors and Appointment of Certain Officers

On January 25, 2010, the Board of Directors of the Company (the “Board”) held a meeting to approve the above defined share purchase agreement.  Further at the meeting, the Board appointed Bill Tighe as a director and Chairman of the Board.  The Board further appointed Mr. Dave Wilson as Chief Financial Officer, the appointments to take effect immediately.

Exhibit Number	Description
4.2	Share Purchase Agreement between Ore-More Resources Inc. and Kodiak Energy Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORE-MORE RESOURCES INC.

Date: January 26, 2010	By:	/s/Lee Lischka
Name: Lee Lischka
Title: President & CEO